SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZIOPHARM Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

27784W203

(CUSIP Number)

Lindsay A. Rosenwald, M.D.
787 Seventh Avenue
New York, NY 10019
(212) 554-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

CUSIP No. 27784W203	13D	Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lindsay A. Rosenwald, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3 below)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,498,087
	8	SHARED VOTING POW-ER -0-
	9	SOLE DISPOSITIVE POWER 1,498,087
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,087
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14		TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

(a)	Common Stock, $0.001 par value ("Shares")

                            ZIOPHARM Oncology, Inc.
                            1180 Avenue of the Americas
                            19th Floor
                            New York, NY 10036

Item 2.	Identity and Background.

Namesof Persons Filing:

(a)	This statement is filed on behalf of Lindsay A. Rosenwald, M.D. (“Dr. Rosenwald” or, the "Reporting Person").

(b)	Dr. Rosenwald’s business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

(c)
Dr. Rosenwald is an investment banker, venture capitalist and fund manager for Paramount BioCapital, Inc. and certain affiliates, each located at 787 Seventh Avenue, 48th Floor, New York, New York 10019.

(d)	Dr. Rosenwald has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Dr. Rosenwald has not been, during the five years prior to the date hereof, party to a civil proceeding of a judicial or administrative body of competent juris-diction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat-ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Dr. Rosenwald is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities were acquired in connection with a merger of ZIOPHARM, Inc. with and into a subsidiary of ZIOPHARM Oncology, Inc. (f/k/a EasyWeb, Inc.). In connection with such merger, the Reporting Person acquired the Shares reported herein in exchange for shares of capital stock of ZIOPHARM, Inc.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired shares of Common Stock of the Issuer in exchange for the shares of common stock of ZIOPHARM, Inc., which was merged with and into a subsidiary of the Issuer. The Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as indicated in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.

(a)
As of September 22, 2005, the Reporting Person beneficially owned 1,498,087 Shares, consisting of (i) 476,678 Shares held directly by the Reporting Person; (ii) warrants to purchase 221,011 Shares held directly by the Reporting Person; (iii) warrants to purchase 62,621 Shares held by Paramount Biocapital Investments, LLC, of which the Reporting Person is managing member; and (iv) 737,777 Shares held by certain individuals and with respect to which Dr. Rosenwald has certain call rights pursuant to pledge agreements to secure certain obligations. Dr. Rosenwald disclaims beneficial ownership of these 737,777 pledged Shares, except to the extent of his pecuniary interest therein, if any.

(b)
Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of those Shares described in Item 5(a) above; provided, however, that Dr. Rosenwald does not have the right to vote or to dispose or to direct the disposition of the 737,777 pledged Shares described above unless and until he exercises his call rights under the pledge agreements.

(c)
On September 13, 2005, ZIOPHARM, Inc. merged with and into a subsidiary of ZIOPHARM Oncology, Inc. (f/k/a EasyWeb, Inc.). In connection with such merger, the Reporting Person acquired beneficial ownership of the Shares reported in Item 5(a) herein. Other than as set forth herein the Reporting Person has not engaged in any transactions in the Common Stock of the Issu-er during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Of the 1,498,087 shares reported to be beneficially owned by the Reporting Person, 737,777 are held by certain individuals and Dr. Rosenwald has certain call rights with respect thereto pursuant to pledge agreements to secure certain obligations. Except as otherwise indicated in this filing, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other party or parties, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2005	By:	/s/ Lindsay A. Rosenwald, M.D.
New York, NY		Lindsay A. Rosenwald, M.D.